Consolidation Services, Inc.
2300 West Sahara Drive
 Las Vegas, NV 89102

October 20, 2010

United States
Securities and Exchange Commission
100 F. St. NE
Washington, D.C. 20549

Re: Consolidation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarter Ended June 30, 2010
File No. 333-142105

Dear Ms. DiSilvio:

Form 10-Q for the quarterly period ended June 30, 2010

Note 8 – Acquisitions, page 13

1.
We note you followed FASM ASC 505-50, “Equity-Based Payments to Non-Employees” in determining the assets received for shares issued shall be measured at the far value of the consideration received or equity instruments issued. Please explain to us in detail what factors were considered in determining the transaction was the acquisition of assets and that the asset acquisition should be recorded at the fair value of assets acquired. In your response, please address the following factors:

•	The limited partnerships and corporation receiving shares were under common control prior to the transaction.
•	The change in control of the company as a result of the transaction.
•	Your determination that the transaction constituted the acquisition of assets as opposed to an acquisition of a business for accounting purposes. Please refer to FASB ASC 805-10-55.

RESPONSE:

The sellers of the working interests and support equipment were not under common control or part of a controlled group prior to the transaction.  The sellers of the assets were partners and shareholders in partnerships and a corporation, respectively, with each partnership and the corporation having a different mix of owners.  Each selling partnership and corporation had separate and distinct agreements and business plans and the integration of the selling individual partnerships and corporation into one entity or as a group would have violated their agreements.  The only common relationship between the sellers is that the working interests and support equipment sold by each of the partnerships and corporation was managed by Leland Kentucky Holdings, Inc. (“Leland”). Leland owned 1% of each of the partnerships and corporation in the sellers group.  Please refer to our responses to comments #2 and #3 below for further information relating to the ownership of the selling entities prior to the transaction.  Additionally, please refer to our responses to comments #2 and #3 below for further information and analysis as to whether a change in control of the company occurred as a result of the transaction.

Following is our analysis and determination that the transaction constituted the acquisition of assets as opposed to an acquisition of a business for accounting purposes (the references below are to FASB ASC 805-10-55):

“805-10-55-4 A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:
a. Input.
b. Process.
c. Output.

805-10-55-5 To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs. However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.

805-10-55-8 Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business.

The Company feels that the purchase of these assets was not subject to treatment as a business because some of the assets acquired from  the sellers had attributes which would not allow them taken as a whole to be treated as a business. The assets acquired had a separate and distinct mix of oil and gas reserves in different production fields and zones and the acquired assets included oil and gas reserves in various stages of exploration, development and production to an extent that the Company feels the assets acquired do not possess all of the elements of a business (a significant portion of the assets acquired were not proved developed producing reserves), including the following:

•	proven, non-producing reserves;
•	proven, undeveloped reserves;
•	proven and shut-in reserves;
•	unproven (probable or possible) reserves.

Further the Company addresses Reg S-X.1.Rule 11-.01

In accordance with Reg S-X.I.Rule 11-.01, specifically paragraphs 2 – 11 where there is a determination of a Business.  In paragraph 11 the literature states the following:

“The purchase of an interest in a business accounted for by the equity method also represents the acquisition of a business pursuant to Rule 3-05(a)(1)(i).  The following transactions may also constitute the acquisition of a Business [ADRP. T. Two. I.C.]:

•	Acquisition of a working interest in an oil and gas property
•	Assumption of customer deposits at branch banks
•	Acquisitions of blocks of insurance policies by insurance company
•	Assumption of policy liabilities in reinsurance transactions” [Emphasis Supplied]

In determining the whether the acquisition was an asset purchase or a business combination, the Company had to address the facts and circumstances of the acquisition.  In paragraph 9 of Reg S-X.I.Rule 11-.01 which are as follows:

“A presumption exists that a separate entity, a subsidiary, or a division is a business.  However, the lesser component of an entity may also constitute a business.  When evaluating whether the lesser components of an entity (e.g., a product line or plant) constitutes a business, the following factors should be considered:

•	Whether the nature of the revenue-producing activity will remain generally the same as before the transaction;
•
Whether the physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production techniques, or trade names remain with the component after the transaction.” [Emphasis Supplied]

In addressing these matters we looked at the facts and circumstances and determined that the asset acquisition was not a business combination based on the following factors:

•	After the asset acquisition, the Company retained its office in Las Vegas Nevada while the sellers of the assets continued operating their businesses from Beverly Hills California;
•	After the asset acquisition, the Company did not employ any employees of the sellers; and,
•	After the asset acquisition, the Company did not employ the sales force or trade names from the sellers.

In reviewing the facts and circumstances the Company treated this transaction as an asset acquisition rather than a business combination as the transaction was purely a sale of oil and gas reserves and support equipment by various sellers that were unrelated and had no common control.  Since there is only the sale of oil and gas reserves and support equipment from 657 individual sellers, the Company treated this transaction as a sale of assets.

With respect to valuation of the oil and gas assets purchased, the Company assessed the inactive and sporadically traded markets for the Company’s common stock (see further analysis below) and believes that the most reliably measureable value was the value of the assets purchased as evaluated by an independent reserve engineer.  The Company believes that if the acquisition had been treated as a business combination in accordance with 141R paragraph 35, the value considered in the exchange of equity in a business for equity in another business to the value of the transaction would have led the Company to rely on the independent reserve engineer report to record value. Therefore, the Company focused on the facts and circumstances by addressing the sporadic trading of the Company’s stock which indicated an inactive market for the common stock and that the true value would be the value of the reserves as valued as of April 1, 2010.  The Company notes that using the reserve value for the asset purchase price resulted in a step down in the cost basis for the 657 sellers of the working interest and support equipment. The sellers incurred a material discount from the cash they invested and did not receive any step up in basis but actually incurred a step down in basis.

The Company considered valuing the transaction based on the purported value of the shares issued in exchange for the oil and gas assets.  In valuing the exchange of the assets for common stock of the Company, the literature states that valuation is based on stock price times quantity.  However, the Company considered the facts and circumstances of that exchange.  On April 1, 2010, the Company notes the following:

•	The oil and gas assets received included proved developed, non-producing, undeveloped and unproven reserves ;
•	The quoted market value was based on sporadically traded stock with little or no volume which the Company believes reflected an artificially inflated stock price; and
•	The quoted market value was based on inactive markets with little or no volume.

The Company’s trading volume and activity is and was (prior to the consummation of the acquisition) sporadic and at some times did not trade at all in the market and at most averaged about 5,000 shares trade per day in volume.  Due to the sporadic and inactive market for the Company’s common stock, the Company did not consider the quoted stock price to be a reliable measurement of the value of the asset acquisition.

See the Company’s recent weekly price and trading history below:

Date	Open	High	Low	Close	Volume	Adj Close

Jun 28, 2010	0.50	0.50	0.50	0.50	0	0.50
Jun 21, 2010	0.30	0.60	0.25	0.50	5,200	0.50
Jun 14, 2010	0.95	0.95	0.40	0.95	2,100	0.95
Jun 7, 2010	0.80	0.95	0.80	0.95	300	0.95
Jun 1, 2010	0.75	0.75	0.75	0.75	0	0.75
May 24, 2010	0.75	0.75	0.75	0.75	100	0.75
May 17, 2010	0.95	0.95	0.75	0.75	100	0.75
May 10, 2010	0.65	1.08	0.65	0.95	1,800	0.95
May 3, 2010	0.90	0.90	0.65	0.65	1,900	0.65
Apr 26, 2010	1.00	1.00	1.00	1.00	0	1.00
Apr 19, 2010	1.00	1.00	1.00	1.00	1,100	1.00
Apr 12, 2010	1.03	1.03	0.95	1.01	4,100	1.01
Apr 5, 2010	1.05	1.10	1.00	1.03	27,800	1.03
Mar 29, 2010	1.05	1.10	1.03	1.03	1,500	1.03
Mar 22, 2010	1.05	1.05	1.01	1.03	23,400	1.03
Mar 15, 2010	1.09	1.09	0.56	1.05	5,200	1.05
Mar 8, 2010	1.20	1.20	0.51	1.09	4,100	1.09
Mar 1, 2010	1.00	1.05	1.00	1.05	3,600	1.05
Feb 22, 2010	1.00	1.00	1.00	1.00	200	1.00
Feb 16, 2010	1.05	1.05	1.00	1.00	0	1.00
Feb 8, 2010	1.05	1.05	1.05	1.05	0	1.05
Feb 1, 2010	1.05	1.05	1.05	1.05	0	1.05
Jan 25, 2010	1.01	1.25	0.80	1.05	1,600	1.05
Jan 19, 2010	1.01	1.01	1.01	1.01	0	1.01
Jan 11, 2010	1.01	1.01	1.01	1.01	0	1.01
Jan 4, 2010	1.01	1.01	1.01	1.01	0	1.01
Dec 28, 2009	0.65	1.01	0.65	1.01	300	1.01
Dec 21, 2009	1.01	1.01	1.01	1.01	0	1.01
Dec 14, 2009	1.01	1.01	1.01	1.01	400	1.01
Dec 7, 2009	1.05	1.05	1.01	1.01	100	1.01
Nov 30, 2009	1.05	1.05	1.05	1.05	600	1.05
Nov 23, 2009	1.01	1.01	0.90	0.90	200	0.90
Nov 16, 2009	1.10	1.10	1.01	1.01	100	1.01
Nov 9, 2009	1.10	1.10	1.10	1.10	0	1.10
Nov 2, 2009	1.10	1.10	1.10	1.10	0	1.10
Oct 26, 2009	1.05	1.10	1.05	1.10	100	1.10
Oct 19, 2009	1.20	1.20	1.05	1.05	500	1.05
Oct 12, 2009	1.05	1.20	1.05	1.15	900	1.15
Oct 5, 2009	1.10	1.10	1.05	1.05	1,700	1.05
Oct 1, 2009	1.10	1.10	1.10	1.10	800	1.10

The Company determined that the more reliably measurable value under GAAP was better determined by utilizing the underlying value of the assets rather than a discount to the market price of the Company’s thinly traded common stock.  Accordingly, the Company used the report of an independent Reserve Engineer who issued his reserve report dated April 1, 2010 which reflected the reserves at the date of purchase which outlined the proven reserves of $4,979,000, probable reserves of $1,121,890, and support equipment of $656,930 with a total valuation of $7,421,910.  That report was attached as an exhibit to the 8-K/A filed on July 20, 2010.

2.	Please provide us a listing of the entities and individuals to whom shares were issued and the related number of shares issued. Please identify for us the controlling shareholder.

RESPONSE:

The following is a listing of the entities and individuals to whom shares were issued and the related number of shares issued:

200,000	Gordon Jones (Stock issued for introduction March 3, 2010)
200,000	George C. Chachas (Stock issued for introduction March 3, 2010)
4,019,403	Energy Production Revenue Fund LLP (86 individual sellers)
2,061,567	Knox Drilling Fund LLP (76 individual sellers)
2,901,119	Knox Drilling Fund LLP II (67 individual sellers)
1,527,985	Appalachian Drilling Fund LLP (78 individual sellers)
2,221,619	Appalachian Drilling Fund LLP (76 individual sellers)
1,175,373	Annex Drilling Fund, LLP (48 individual sellers)
447,761	Syroco Energy Corp (25 individual sellers)
671,642	Block Production Fund LLP (49 individual sellers)
1,391,052	Rogers Production Revenue Fund LLP (31 individual sellers)
2,543,978	Production Revenue Drilling Fund LLP (57 individual sellers)
1,891,791	Block City Drilling Fund, LLP (23 individual sellers)
1,963,433	Green County Energy Fund LLP (41 individual sellers)

The sellers had no control, relationship, and never knew any parties from Consolidation and there was never any “Preexisting Relationship” as noted in 805-10-55-20.  In fact, the Company’s former management and the sellers met for the first time on March 3, 2010 to begin discussion of the purchase of working interests and support equipment of the sellers.  There were no common sellers amongst the entities and individuals in the list above as there were 657 individual sellers except Leland which managed the selling partnerships and corporation and owns 1% of each of the selling entities.  During the negotiations of the sale and purchase of the oil and assets and support equipment, Leland did the following:

•	Met with each of the 657 selling individuals;
•	Prepared and informed each of the 657 sellers of the list of assets that would be sold; and,
•	Circulated proxies to the 657 sellers to vote and approve this transaction.

Prior to this asset purchase, the Company’s prior management, Johnny Thomas and John Francis, had controlling interest in the Company.  After the asset purchase agreements were executed, Johnny Thomas and John Francis still retained their positions as the single largest shareholders of the Company.  Therefore there was no change in control.

We propose that we will remove any statements that there was a change in control of 60% since prior management, Johnny Thomas and John Francis, still remain the single largest shareholders of the Company.

3.
You state the change in control resulted from your issuance of common shares to the owners of the assets acquired which equaled approximately 60% of the issued and outstanding shares at the time of the transaction. It is not clear how the issuance of common shares to the owners of eleven limited liability partnerships and one corporation represents a change in control. It appears the same entities control the assets through direct or indirect ownership before and after the transaction, and that the assets were stepped up to or recorded at fair value after the transaction. Please advise us in detail the basis behind your accounting and revise your disclosure to clarify and identify the controlling shareholder.

RESPONSE

The Company refers you to the response above with respect to the accounting and valuation of the transaction.

The sellers had no control, relationship, and never knew any parties from Consolidation and there was never any “Preexisting Relationship” as noted in 805-10-55-20.  In fact, the Company’s former management and the sellers met for the first time on March 3, 2010 to begin discussion of the purchase of working interests and support equipment of the sellers.  There were no common sellers amongst the entities and individuals in the list above as there were 657 individual sellers except Leland which managed the selling partnerships and corporation and owns 1% of each of the selling entities.  During the negotiations of the sale and purchase of the oil and assets and support equipment, Leland did the following:

•	Met with each of the 657 selling individuals;
•	Prepared and informed each of the 657 sellers of the list of assets that would be sold; and,
•	Circulated proxies to the 657 sellers to vote and approve this transaction.

Prior to this asset purchase, the Company’s prior management, Johnny Thomas and John Francis, had controlling interest in the Company.  After the asset purchase agreements were executed, Johnny Thomas and John Francis still retained their positions as the single largest shareholders of the Company.  Therefore there was no change in control.

We propose that we will remove any statements that there was a change in control of 60% since prior management, Johnny Thomas and John Francis still remain the single largest shareholders of Consolidations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of operations, page 16

4.      Your discussion should not merely recite numeric dollar and percentage changes measured from period to period of various line items of the income statement. Please revise your discussion to address the underlying reasons for the changes including an analysis of the factors that caused these changes to occur. Quantify, for example, the effects of change in prices and volumes and/or revenues is from your oil and gas production and we note your acquired interests in 39 oil wells and 19 gas wells. Please refer to SEC Release No. 33-8350, http://www.sec.gov/rules/interp/33-8350.htm

RESPONSE:

The Company did not expand on the results of operations in regards to the comparative analysis between June 30, 2010 and June 30, 2009.  Since the June 30, 2009 identified discontinued operations as compared to the operations of our wells, there were no comparatives to discuss.

However, the Company will revise its discussion to expand as follows:

Revenues for the three months ended June 30, 2010 increased to $66,976 as compared to $0 for the three months ended June 30, 2009. Revenues for the six months ended June 30, 2010 increased to $66,976 as compared to $0 for the six months ended June 30, 2009. The Company’s primary source of revenues is from the sale of our oil and gas production.  During the period of June 30, 2010 the Company produced 1,724.90 BBLs with an average working interest per well of 70% and average price per BBL of $65.00 produced revenues of $66,976.  The Company operated 11 wells during these three months ended and plans to expand and operate additional shut in wells in the next six months.

Costs and operating expenses for the three months ended June 30, 2010 increased to $1,679,740 as compared to $18,753 for the three months ended June 30, 2009.  Costs and operating expenses for the six months ended June 30, 2010 increased to $1,679,740 as compared to $76,898 for the six months ended June 30, 2009.  Our primary operation is the drilling and production of our oil and gas properties.  During the period of June 30, 2010 the company was operating 11 wells at an average cost of $350/well for operating costs.  The wells in Kentucky are shallow wells which drill down approximately 1300 feet and require minimal maintenance or equipment costs to drill.  The well operations are free standing well system that operates without onsite employees or operations personal.

5.      You state in the section you acquired interests in 39 oil wells whereas in Note 8 you state you acquired interest in 52 oil wells. Please revise this discrepancy as appropriate.

RESPONSE

We acknowledge certain typographical errors in the prior filing.  We will revise our filing accordingly.  In accordance with our Assignment Agreements we acquired interests in 39 oil wells and 19 gas wells.  We will update those changes accordingly.

Exhibits

6.       Please file complete copies of material agreements, including all schedules and attachments. For example, please file the actual schedules to Exhibit 10.1, Asset Purchase Agreement, included with your form 8-K filed April 7, 2010. Refer to Item 601(b)(10) of Regulation S-K,

RESPONSE

We filed only one form of the Asset Purchase Agreement on the 8-K.  On April 1, 2010, the Company entered into 12 substantially identical Asset Purchase Agreements (the “APAs”) with various funds (the “Funds”) and we will file the respective exhibits and schedules related to each of the twelve (12) funds in our upcoming filings.

7.	Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be I the exact format provided by Item 601(b)(31) of Regulation S-K.

RESPONSE

We acknowledge your comment number 7 and we will incorporate and correct the changes to our exhibit 31.1 and 31.2 certification with the suggested language in our upcoming filing.

Exhibit 31.1

Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934

I, Steve Thompson, certify that:

1.	I have reviewed this Quarterly report on Form 10-Q of Consolidation Services, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations: and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case I may amend the report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.”

In response to our comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or by person under the federal securities laws of the United States.

Sincerely,
.
CONSOLIDATION SERVICES, INC.

/s/ Pamela J. Thompson

Pamela J. Thompson
Chief Financial Officer